May 3, 2016

Securities and Exchange Commission

450 Fifth Street, N.W.

Washington, D.C. 20549

Attn: Mr. Jay Williamson	VIA E-MAIL & EDGAR CORRESPONDENCE

Re:	American Pension Investors Trust (the “Trust”), File Nos. 811-04262 and 002-96538, Post-Effective Amendment # 65 (“PEA # 65) to Registration Statement on Form N-1A under the Securities Act of 1933 and the Investment Company Act of 1940. Request for Acceleration of Effectiveness.

Dear Mr. Williamson,

On April 29, 2016 the Trust filed PEA # 65 to its Registration Statement on Form N-1A, pursuant to Rule 485(a) under the Securities Act of 1933, as amended (the “1933 Act”).

On or about April 8, 2016, you provided comments with respect to Registrant’s Post-Effective Amendment # 64 to its Registration Statement on Form N-1A, previously filed on February 22, 2016. PEA # 65 has been filed in order to address those comments.

Pursuant to Rule 461 under the 1933 Act, Yorktown Management & Research Company, Inc, adviser for the Trust, and Unified Financial Securities, Inc., principal underwriter for the Trust, are requesting that the Commission accelerate the effective date for PEA # 65 to May 6, 2016. There has been a bona fide effort on behalf of the Trust to make the prospectus and statement of additional information reasonably concise and readable so as to facilitate an understanding of the information required or permitted to be contained therein. Further, every effort has been made to insure that all correcting material has been included in the Trust’s Registration Statement. In the event the Commission determines that additional correcting information is required, the Trust will take all steps necessary to provide such information in the form of a filing pursuant to Rule 485(b) or as otherwise required by the Commission.

With respect to the Trust’s request for acceleration of PEA # 65, we are, on behalf of the Trust, making the following representations to the Commission:

•	should the Commission or the staff, acting pursuant to delegated authority, declare PEA # 65 effective, it does not foreclose the Commission from taking any action with respect to the filing; and

•	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring PEA # 65 effective, does not relieve the Trust from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the Trust may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Accordingly, we respectfully request that the Commission, having due regard to the public interest and the protection of investors, grant the Trust’s request for acceleration of effectiveness of PEA # 65.

Respectfully Submitted,

/s/ David D. Basten
David D. Basten, President

Yorktown Management & Research Company, Inc.

Adviser for American Pension Investors Trust

/s/ R. Jeffrey Young
R. Jeffrey Young, President
Unified Financial Securities, Inc.

Principal Underwriter for American Pension Investors Trust